SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

General Cable Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.00% SENIOR CONVERTIBLE NOTES DUE 2012
(Title of Class of Securities)

369300AJ7 and 369300AK4
(CUSIP Number of Class of Securities)

Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
(859) 572-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alan H. Lieblich, Esquire Jeffrey M. Taylor, Esquire Blank Rome LLP One Logan Square Philadelphia, Pennsylvania 19103-6998 Telephone: (215) 569-5500	John D. Lobrano, Esquire Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$415,921,875	$23,208.44

(1)	For purposes of calculating the filing fee pursuant to Sections 13(e)(3) and (5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rules 0-11(a)(4) and (b)(2) promulgated thereunder, the Transaction Valuation was calculated based upon the average of the bid and asked price of the 1.00% Senior Convertible Notes due 2012 in the over-the-counter market as of October 22, 2009.

(2)	The filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act, is equal to $55.80 for each $1,000,000 of the aggregate Transaction Value, and, as set forth below, has been offset as provided in Section 13(e)(3) by $23,208.44, representing the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,208.44

Form or Registration No.: Form S-4 (File No. 333-162688)

Filing Party: General Cable Corporation

Date Filed: October 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) to the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) of General Cable Corporation, a Delaware corporation (the “Company”), is being filed by the Company and relates to an offer (the “Exchange Offer”) by the Company to exchange $925 principal amount of the Company’s new Subordinated Convertible Notes due 2029 (the “2029 Notes”) for each $1,000 principal amount of the Company’s 1.00% Senior Convertible Notes due 2012 (the “2012 Notes”), upon the terms and subject to the conditions set forth in the prospectus dated December 15, 2009 (the “Prospectus”) and the related letter of transmittal. The Company will also pay in cash accrued and unpaid interest on 2012 Notes accepted for exchange from the last interest payment date to, but excluding, the date on which the exchange of any 2012 Notes that are accepted for exchange is settled. As of the date of the Prospectus, the aggregate principal amount of 2012 Notes outstanding was $475,000,000.

The Prospectus forms part of the Company’s Registration Statement on Form S-4 (File No. 333-162688), initially filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2009, as amended and as declared effective by the SEC on December 15, 2009 (the “Registration Statement”), relating to the 2029 Notes (and shares of the Company’s common stock, $.01 par value per share (the “Common Stock”), that may be received upon the conversion of the 2029 Notes in accordance with the terms and conditions thereof) to be issued in respect of 2012 Notes which have been accepted for exchange in the Exchange Offer. The Exchange Offer expired at midnight, New York City time, on December 15, 2009 (the “Expiration Date”).

This final Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to the items included in this Schedule TO, except those items as to which information is specifically provided herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

Item 1.	Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at midnight, New York City time, on the Expiration Date. On December 16, 2009, the Company announced that $464,412,000 aggregate principal amount of 2012 Notes was validly tendered and not validly withdrawn prior to the Expiration Date, representing approximately 97.8% of the aggregate principal amount of 2012 Notes outstanding upon commencement of the Exchange Offer. All of the 2012 Notes validly tendered and not validly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer. An aggregate principal amount of $10,588,000 of 2012 Notes will remain outstanding following the consummation of the Exchange Offer, and the Company will issue $429,463,000 aggregate principal amount of its new 2029 Notes in the Exchange Offer. The 2029 Notes will be issued only in minimum denominations of $1,000 and integral multiples thereof. Holders whose 2012 Notes have been accepted for exchange will also receive cash equal to the remaining principal amount of 2029 Notes that would otherwise have been issued to a holder tendering 2012 Notes but for the $1,000 minimum denomination threshold. The Company expects that settlement of the Exchange Offer will occur on December 18, 2009.

The full text of the Company’s press release relating to the announcement of the expiration and results of the Exchange Offer is filed as Exhibit (a)(1)(vii) to the Schedule TO and is incorporated herein by reference in response to this item.

Item 4.	Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at midnight, New York City time, on the Expiration Date. On December 16, 2009, the Company announced that $464,412,000 aggregate principal amount of 2012 Notes was validly tendered and not validly withdrawn prior to the Expiration Date, representing approximately 97.8% of the aggregate principal amount of 2012 Notes outstanding upon commencement of the Exchange Offer. All of the 2012 Notes validly tendered and not validly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer. An aggregate principal amount of $10,588,000 of 2012 Notes will remain outstanding following the consummation of the Exchange Offer, and the Company will issue $429,463,000 aggregate principal amount of its new 2029 Notes in the Exchange Offer. The 2029 Notes will be issued only in minimum denominations of $1,000 and integral multiples thereof. Holders whose 2012 Notes have been accepted for exchange will also receive cash equal to the remaining principal amount of 2029 Notes that would otherwise have been issued to a holder tendering 2012 Notes but for the $1,000 minimum denomination threshold. The Company expects that settlement of the Exchange Offer will occur on December 18, 2009.

The full text of the Company’s press release relating to the announcement of the expiration and results of the Exchange Offer is filed as Exhibit (a)(1)(vii) to the Schedule TO and is incorporated herein by reference in response to this item.

Item 12.	Exhibits.

(a)(1)(i)	Prospectus, dated December 15, 2009 (incorporated by reference to the Prospectus dated December 15, 2009 and filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iii)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iv)	Press Release, dated October 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated October 27, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(v)	Press Release, dated November 10, 2009 (incorporated herein by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated November 10, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(vi)	Press Release, dated December 11, 2009 (incorporated herein by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated December 11, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(vii)	Press Release, dated December 16, 2009 (incorporated by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated December 16, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)(ii)	Exhibit (a)(1)(iv) is incorporated herein by reference.
(a)(4)(iii)*	Text of the website relating to the Exchange Offer maintained at http://www.dfking.com/generalcable during the Exchange Offer.
(a)(4)(iv)	Exhibit (a)(1)(v) is incorporated herein by reference.
(a)(4)(v)	Exhibit (a)(1)(vi) is incorporated herein by reference.
(a)(4)(vi)	Exhibit (a)(1)(vii) is incorporated herein by reference.
(b)	None.
(d)(i)	Indenture governing the 1.00% Senior Convertible Notes due 2012, dated as of October 2, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated October 2, 2007).
(d)(ii)	First Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of October 31, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated October 29, 2007).
(d)(iii)	Second Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of April 18, 2008, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated April 18, 2008).

(d)(iv)	Third Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of September 2, 2009, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated August 28, 2009).
(d)(v)	Form of Indenture by and between the Company and U.S. Bank National Association, as Trustee, governing the 2029 Notes (incorporated herein by reference to Exhibit 4.8 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on November 17, 2009).
(g)	None.
(h)	Tax opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL CABLE CORPORATION

By:	/s/ Robert J. Siverd
Name:     Robert J. Siverd

Title:	Executive Vice President, General Counsel and Secretary

Date: December 16, 2009

EXHIBIT INDEX

(a)(1)(i)	Prospectus, dated December 15, 2009 (incorporated by reference to the Prospectus dated December 15, 2009 and filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iii)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iv)	Press Release, dated October 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated October 27, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(v)	Press Release, dated November 10, 2009 (incorporated herein by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated November 10, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(vi)	Press Release, dated December 11, 2009 (incorporated herein by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated December 11, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(1)(vii)	Press Release, dated December 16, 2009 (incorporated by reference to Exhibit 99 to the Company’s Current Report on Form 8-K, dated December 16, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)(ii)	Exhibit (a)(1)(iv) is incorporated herein by reference.
(a)(4)(iii)*	Text of the website relating to the Exchange Offer maintained at http://www.dfking.com/generalcable during the Exchange Offer.
(a)(4)(iv)	Exhibit (a)(1)(v) is incorporated herein by reference.
(a)(4)(v)	Exhibit (a)(1)(vi) is incorporated herein by reference.
(a)(4)(vi)	Exhibit (a)(1)(vii) is incorporated herein by reference.
(b)	None.
(d)(i)	Indenture governing the 1.00% Senior Convertible Notes due 2012, dated as of October 2, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated October 2, 2007).
(d)(ii)	First Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of October 31, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated October 29, 2007).
(d)(iii)	Second Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of April 18, 2008, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated April 18, 2008).
(d)(iv)	Third Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of September 2, 2009, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated August 28, 2009).
(d)(v)	Form of Indenture by and between the Company and U.S. Bank National Association, as Trustee, governing the 2029 Notes (incorporated herein by reference to Exhibit 4.8 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on November 17, 2009).
(g)	None.
(h)	Tax opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).

*	Previously filed.